exel

05007334

Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

7 April 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 14 2005
WASH, D.C. 185 SECTION

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel acquires Portuguese Healthcare Logistics Business - 23/12/04
   - Exel exercises option to acquire Power Packaging Inc – 05/01/05
   - Exel appoints CEO, Europe, Middle East and Africa from Proctor & Gamble – 26/01/05
   - Siegfried Putzer appointed Group Human Resources Director as Exel strengthens Executive Board – 26/01/05
   - Exel plc Preliminary Announcement for 2004 – 04/03/05
   - 2004 Annual Report

Yours faithfully

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

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Regulatory Announcement

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Free annual report

Company	Exel PLC
TIDM	EXL
Headline	Acquisition
Released	09:00 23-Dec-04
Number	7710G

RNS Number:7710G
Exel PLC
23 December 2004

EXEL ACQUIRES PORTUGUESE HEALTHCARE LOGISTICS BUSINESS

(London, UK - 23 December 2004) - Exel, the global leader in supply chain management, has announced today that it has acquired Sociedade de Distribuicao e Logistica, Lda (SODILOG), a Portuguese pharmaceutical logistics provider. Based in Lisbon, SODILOG enables Exel to extend its healthcare logistics services in the fast growing Portuguese market and provide a comprehensive Iberian healthcare logistics solution to its customers.

Exel will be acquiring the business for an undisclosed consideration with net assets below €1m. The acquisition is expected to be underlying earnings enhancing in its first full year.

Exel has established a leading, global healthcare business through organic growth and selected strategic acquisitions and over the last few years has experienced significant market growth as customers look to maximise the benefit of fast, efficient and secure supply chains.

SODILOG is a growing operation with recent expansion into larger premises, providing temperature controlled storage and distribution. Customers include leading pharmaceutical and healthcare companies who have used the business for their high operational standards and compliance with all relevant pharmaceutical regulations.

Exel expects to accelerate the development of the business through enhancing revenue growth opportunities with its existing customers and developing broader capabilities in SODILOG's markets.

Graham Inglis, President of Exel's Healthcare sector, commented, "The acquisition of SODILOG builds on our successful growth strategy across the globe and combined with recent acquisitions in Australia, Brazil, Turkey, Belgium and Italy, and will accelerate our growth opportunities in Iberia and across continental Europe."

Mr Jorge Abrantes, General Manager of SODILOG, commented: "All at SODILOG are very pleased to become part of Exel and to now be able to offer our customers, new scale, geographical reach and expanded range of services."

-ends-

For further information contact:

For Exel:
Duncan Magrath, Director of Investor Relations +44 1344 744344
Louisa Potter, Investor Relations Manager +44 1344 744208

The Maitland Consultancy:
Martin Leeburn +44 20 7379 5151
Brian Hudspith

Notes to Editors - about Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with turnover of £6.7 billion, employs over 109,000 people in 2,050 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Exel PLC
TIDM	EXL
Headline	Option to Acquire Power Pkg
Released	07:00 05-Jan-05
Number	0062H

RNS Number:0062H
Exel PLC
05 January 2005

Press Information

EXEL EXERCISES OPTION TO ACQUIRE
POWER PACKAGING INC.

(London, UK - 5 January 2005) Exel, the global leader in supply chain management, today announced that it has exercised an option to acquire Power Packaging Inc. (Power Packaging), a leading contract manufacturer servicing key branded food and beverage companies in the US and Canada, from existing management. Power Packaging has net assets of £22 million (US$43 million). The acquisition supports Exel's objective of expanding supply chain services to existing and new customers.

In September 2002, Exel acquired several Power Logistics operations in the US and UK to provide supply chain management and secondary packaging (also known as contract packaging) services* to consumer product manufacturers in support of retailers' packaging and display needs. Also at that time, Exel entered into an option agreement to purchase Power Packaging pending the achievement of certain financial objectives. These objectives have been met and the acquisition has completed. It is expected that the transaction will be earnings enhancing in 2005.

Power Packaging's operations include primary packaging (also known as contract manufacturing)** of branded products in cartons, bags, sticks, pouches as well as plastics and glass bottles at nine Food & Drug Administration and United States Department of Agriculture approved facilities in the US and Canada. It creates value for customers through responsive manufacturing services and projects requiring site selection, engineering, design and development, IT solutions, financing, and project management services.

While Power Packaging's operations involve dry foods and beverages, the Company's core skills and expertise are transferable to other product categories such as soaps, health and beauty aids, pharmaceuticals and medical devices.

Randy Meridith, the current and continuing president of Power Packaging will report to John Gilbert, Exel's President, Consumer and Healthcare, Americas. Meridith believes the ability to combine manufacturing, packaging and supply chain services into an integrated solution creates value for customers that is unique in the industry. "Now as part of Exel's global service offering, Power Packaging brings industry leading contract manufacturing and packaging capabilities to Exel's current and potential customers."

John Gilbert adds, "The ability to store inventory and package it under one roof reduces transportation spending, administrative costs and packaging lead times, resulting in a cost-effective solution that can respond quickly to market changes. This acquisition demonstrates our stated commitment to expand into areas where we can leverage our current and acquired capabilities to deliver new value for our customers."

-ends-

For more information, please contact:

Duncan Magrath/ Louisa Potter
Director of Corporate Affairs   +44 1344 744409
Exel plc

Martin Leeburn   +44 20 7379 5151
Lydia Pretzlik
The Maitland Consultancy

Notes to Editors
*In this release, secondary and contract packaging services are general terms used to describe specific functions such as postponement packaging - primary, secondary and specialty components, co-packing, kitting, assembly and repackaging, retail-ready, and point-of-purchase displays.

**In this release, primary and contract manufacturing services are general terms used to describe the function of manufacturing dry and liquid food products and packaging them in consumer purchased units.

About Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with proforma turnover of £6.7 billion, employs over 109,000 people in 2,050 locations in more than 120 countries worldwide. Exel's customers include over 75% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

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Company	Exel PLC
TIDM	EXL
Headline	Exel Appoints CEO EMEA
Released	07:00 26-Jan-05
Number	7958H

RNS Number:7958H
Exel PLC
26 January 2005

EXEL APPOINTS CEO, EUROPE, MIDDLE EAST AND AFRICA FROM PROCTER & GAMBLE

(London, UK - 26 January, 2005) Exel, the global world leader in supply chain management, today announced that John Pattullo has been appointed as Chief Executive of Europe, Middle East and Africa (EMEA) with effect from 1 March 2005. John Pattullo will also join the Exel plc Board as an executive director on the same date.

In his new role, Pattullo will head up Exel's EMEA operations which cover 84 countries, 67,000 employees and support the supply chain needs of many leading companies. Working with the existing senior management team across the region, he will be instrumental in driving growth across the region, particularly with existing customers, and into new regions such as Eastern Europe, Middle East and South Africa.

"I am pleased to welcome John to the team," commented John Allan, Exel's Chief Executive. "As our operations in EMEA strengthen and develop, John's experience in developing, implementing and consolidating supply chain operations will be invaluable. He has undertaken both European and global roles which gives him a good understanding of the complexities of the region, enabling him to provide strong and effective leadership across EMEA."

John Pattullo has been with P&G since leaving Glasgow University in 1974. He has had extensive supply chain experience through various logistics, manufacturing and purchasing roles, and in the 1980s, he headed P&G's supply chain operations in the UK. Since then, he has held a variety of regional and global supply chain roles working in several countries including Belgium and Japan. He has been in his current role as VP Product Supply, Global Beauty Care since 2000. A Scot, John Pattullo is married with three children.

-ends-

For more information, please contact:

Investor Relations	+44 (0)1344 744409
Press office	+44 (0)1908 244096
The Maitland Consultancy Martin Leeburn/ Lydia Pretzlik	+44 (0)20 7379 5151

Notes to Editors - about Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding,

warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with a proforma turnover of £6.7 billion, employs over 109,000 people in 2,050 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Exel PLC
TIDM	EXL
Headline	Directorate Change
Released	07:01 26-Jan-05
Number	7960H

RNS Number:7960H
Exel PLC
26 January 2005

SIEGFRIED PUTZER APPOINTED GROUP HUMAN RESOURCES DIRECTOR AS EXEL STRENGTHENS EXECUTIVE BOARD

(London, UK - 26 January 2005) Exel, the global leader in supply chain management, has announced the appointment of Siegfried Putzer as Group Human Resources Director. Siegfried joins Exel after six years in a similar role at DHL, based at its head office in Brussels. A German national, Siegfried's family home is close to Frankfurt but he plans to permanently move to the UK, and is now based at Exel's head office in Bracknell. Exel has also made a number of key additions to its Executive Board.

Siegfried, an engineering graduate, with a doctorate in transportation, began his career with Procter and Gamble, and has worked for Raychem in California and American Express across Europe. He joined DHL in 1998 and was progressively promoted to Group Human Resources Director. He replaces Chris Stephens, who has retired from Exel. Chris will maintain his involvement with Exel as a trustee of both the Exel Retirement Plan and Exel Foundation.

Siegfried Putzer said, "I am delighted to take up this role with an industry leader and looking forward to ensuring that we continue to attract, retain and develop the very best people for our business."

John Allan, Chief Executive, said, "I am sure everyone will join me in welcoming Siegfried to the team, and wishing Chris all the best for the future."

Exel has also announced that it is strengthening its Executive Board with the appointment of Paul Venables, Deputy Finance Director, who recently oversaw the integration of Tibbett & Britten, and Clifford Herbertson as Group Business Development Director.

-ends-

For more information, please contact:

Investor Relations	+44 (0)1344 744409
Press office	+44 (0)1908 244096
The Maitland Consultancy Martin Leeburn/ Lydia Pretzlik	+44 (0)20 7379 5151

(Photographs available)

Notes to editors - about Exel

The Executive Board is chaired by John Allan and consists of senior executives. The responsibilities of the executive board cover the Company's contract logistics and freight management activities and include global strategy, international account development, resource management, strategic IT issues, the review and approval of acquisitions and projects before they are submitted to

the Exel plc board and CSR matters.

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with a proforma turnover of £6.7 billion employs over 109,000 people in 2,050 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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4 March 2005

Exel reports 15% increase in profit[1] before tax, 18% increase in earnings per share[1] and 18% increase in dividend.

Year to 31 December	**2004 £m**	2003 £m	**% change**
At constant exchange rates			
Turnover	**6,344**	4,834	**31**
Operating profit[1]	**181.2**	144.8	**25**
At actual exchange rates			
Turnover	**6,344**	5,068	**25**
Operating profit[1]	**181.2**	154.4	**17**
Profit before tax			
- underlying profit before tax[1]	**170.2**	148.4	**15**
- underlying profit before tax incl. net return on pension schemes[2]	**204.9**	178.2	**15**
- FRS3 profit before tax	**94.9**	149.0	**(36)**
Earnings per share			
- basic underlying earnings per share[1]	**40.3p**	34.1p	**18**
- basic underlying earnings per share incl. net return on pension schemes[2]	**48.5p**	41.2p	**18**
- FRS3 earnings per share	**22.4p**	32.8p	**(32)**
Dividend per share	**29.2p**	24.7p	**18**

[1] before goodwill, exceptional items and net return on pension schemes
[2] before goodwill and exceptional items

Highlights

- → Organic revenue and operating profit growth in second half of the year; up 13% and 8% respectively over prior year
- → Freight management margins up over prior year
- → Strong growth in airweight and seafreight
- → Rapid integration of Tibbett & Britten, delivering cost benefits ahead of expectations
- → Excellent free cash flow generation of £276m, including £85m Sirva proceeds (2003: £193m)
- → Net contract logistics wins with annualised revenues of £290m (2003: £210m)

John Allan, Chief Executive of Exel, commented:

"We are very pleased with our performance in 2004, in which we have delivered good organic revenue growth, strong earnings growth and excellent cash performance. In the second half of the year organic revenue growth accelerated and at the same time we made rapid progress on the integration of Tibbett & Britten.

We outlined at our Investor Day in November that our strategic direction remains unchanged but that our future emphasis will be on delivering value through integration, performance and growth.

We operate in growth markets and we are confident about our short and medium-term prospects, which, together with our excellent cash generation, have enabled the Board to recommend a 23% increase in the final dividend. This takes the overall increase in the dividend for the year to 18% in line with the increase in underlying earnings. In addition, and in the light of our expectation of reduced acquisition spend, the Board is currently reviewing the Group's long term capital requirements, the outcome of which will be announced at this year's AGM and is likely to result in a return of surplus capital to shareholders. On the back of the encouraging second half performance we enter 2005 with confidence and expect that we will achieve another year of strong growth in our business."

For further information please contact:

Exel plc

John Allan, Chief Executive
John Coghlan, Deputy CEO and Group Finance Director
Duncan Magrath, Director of Investor Relations
Louisa Potter, Investor Relations Manager

On 4 March 2005: +44 7802 636283 or +44 7779 161203
At other times: +44 1344 744409

The Maitland Consultancy
Martin Leeburn / Lydia Pretzlik
+44 20 7379 5151

Presentation of Results

The presentation of results will be held at 09:00 at the London Stock Exchange, Paternoster Square, London on Friday 4 March 2005. A webcast of the presentation and the associated slides will be available at www.exel.com later that day.

Conference call for Analysts, Institutions and other Interested Parties

John Allan, John Coghlan and Duncan Magrath will be hosting a conference call from 13:30 UK time for further questions concerning the results. The contact number for the call is +44 (0) 20 8974 7900 and the verbal access code is C688455. Once prepared, a transcript of the call will be posted to www.exel.com. A replay service will be available for 7 days on +44 (0)1296 618700, access number 240187.

Explanatory notes for reading the Preliminary announcement

For the purposes of the attached commentary:

1. The term "operating profit" refers to operating profit before goodwill and exceptional items, unless stated otherwise.
2. The term "profit before tax" refers to profit before tax before goodwill and exceptional items and net return on pension schemes, unless stated otherwise.
3. The term "underlying earnings per share" refers to earnings per share before goodwill and exceptional items and net return on pension schemes, unless stated otherwise.

Where constant exchange rate figures are quoted in this announcement the 2003 turnover and operating profit figures used have been restated using 2004 average exchange rates so that the year-on-year variances are explained before the impact of the exchange rate movements. The impact of these restatements is shown in full by geography in the segmental information note.

Overview of Group performance

In 2004, Exel delivered strong growth in organic revenue, underlying profit before tax and earnings per share, despite the adverse impact of the weakness in the US dollar. The successful acquisition of Tibbett & Britten Group in August was a significant step in the development of our global platform.

In contract logistics, organic revenue increased by 8.9%. We had particularly good performances from our automotive and healthcare sectors, both of which continued to expand and deepen relationships with key customers. Margins declined to 2.8% (2003: 3.3%), which was largely due to the impact of the disappointing performance at Tradeteam and to a lesser extent Tibbett & Britten's business mix.

In freight management high growth in both our airfreight and seafreight revenue led to organic growth of 16.1% in revenues and 21.6% in operating profit. Organic profit growth of 34.1% in the second half was significantly up on the first half performance of 6.5% and exceeded the increase in organic revenue of 17.9%. Overall margins improved slightly to 2.4% (2003: 2.3%). Asia Pacific experienced the fastest revenue growth, although margin was held back primarily by capacity constraints. Europe's excellent performance in the second half produced the strongest profit growth. In the Americas the newly appointed management team continued to make steady progress in reducing costs in the second half to give a marginally profitable result for the year as a whole. Overall international airfreight tonnage increased by 18%, whilst seafreight revenue rose even faster up 26%.

Cory Environmental continued to perform well, with good progress across the business.

Group cash generation was excellent and enabled us to end the year with a strong balance sheet, even after the acquisition of Tibbett & Britten.

Financial summary

At constant exchange rates (see explanatory notes for definition), turnover from continuing operations was up 31.2% at £6,344m (2003: £4,834m), of which 12.2% was due to organic growth, and 19.0% due to acquisitions. Organic revenue growth in the second half was 13.0%. At constant exchange rates, operating profit before goodwill and exceptional items was up 25.1% at £181.2m (2003: £144.8m). On an organic basis, operating profit increased by 4.3% for the year as whole, and by 8.0% in the second half. Overall margins declined from 3.0% to 2.9%.

Total contract logistics turnover increased by 43.9% to £3,780m (2003: £2,628m) at constant exchange rates, up 8.9% on an organic basis for the year as a whole and 8.8% in the second half. Operating profit increased to £107.0m (2003: £83.4m) at constant exchange rates. Excluding acquisitions, operating profit declined £5.3m. Freight management turnover was up 16.1% to £2,433m (2003: £2,095m) at constant exchange rates, with operating profit increasing by 23.5% to £58.3m (2003: £47.2m). Environmental turnover increased to £130.6m (2003: £111.3m), with operating profit up 12.0% to £15.9m (2003: £14.2m).

Total operating profit after goodwill amortisation and exceptional operating costs was £6.1m (2003: £125.1m), and FRS3 profit before tax was £94.9m (2003: £149.0m). The decrease in reported operating profit and earnings is largely attributable to the exceptional charges relating to the costs incurred in the integration of Tibbett & Britten £29.8m and the write-down of the goodwill in the freight management Americas business £101.6m. In addition, reported profit before tax was also affected by the profit on disposal of the investment in Sirva of £73m.

New business

Contract logistics new business wins continued strongly with wins of £400m (2003: £360m) and net new business revenues of £290m (2003: £210m). In particular, the automotive sector made good progress with wins from Continental Tire and VW and the non-food retail business continued to grow with significant new business wins including Argos, Boots, BP and Burberry.

In the freight management business, where future growth is as dependent on volume growth with existing customers as new business wins, new business wins were £350m (2003: £340m). Contract losses increased partly as a result of the

downsizing of the US domestic expedited freight business, but also because the Group declined to renew low margin business. This resulted in net new business revenues of £140m (2003: £240m).

Acquisition of Tibbett & Britten

This acquisition has made Exel the clear world leader in contract logistics. Rapid progress has been made in integrating Tibbett & Britten into Exel. Synergies identified this far exceed the initial estimates made at the time of the announcement of the acquisition.

Tibbett & Britten was acquired on 3 August 2004 and its results have been fully consolidated from that point onwards, increasing Group turnover by £685.3m, operating profit by £15.0m, and profit before tax by circa £7m. The margin of 2.2% has the effect of reducing the combined contract logistics margin by 0.2%. The operating profit of £15m broadly comprised underlying trading of £11m, and cost synergies of £4m. Within this, profit was impacted by customer losses subsequent to its acquisition by Exel of £1m, and an increase of £1m in the pension charge, as a result of adopting more conservative assumptions used by Exel. Overall the acquisition is meeting our profit expectations.

Exceptional costs of £29.8m were booked in the year, comprising redundancy costs of £14.3m, provision of £9.0m for onerous property leases, redundant asset write-offs of £2.3m, professional fees of £2.0m and other costs of £2.2m.

Goodwill of £437.4m has been booked on the acquisition. This arises from cash consideration and costs of £340.6m, compared with acquired net liabilities of £96.8m after opening balance sheet adjustments. Opening balance sheet adjustments in accordance with Exel's standards and accounting policies amounted to £57.0m including £21.1m for the revaluation of pension liabilities.

Impact of other acquisitions

Other acquisitions in 2004, in aggregate, increased Group turnover by £116.5m operating profit by £3.5m and were accretive in the year of acquisition. There were exceptional reorganisation costs of £0.9m.

In contract logistics we acquired Fujitsu Logistics (June 2004), Bodenor (October 2004) and SODILOG (December 2004). These acquisitions strengthened our service offerings in the technology sector in Japan, and gave us entry into the Chilean contract logistics market and the Healthcare sector in Portugal. On 5 January 2005, we completed the acquisition of Power Packaging following the exercise of an earlier option. This provides us with a strong presence in the US in the primary packaging sector and gives us, amongst other things, the ability to package bulk product for our consumer customers.

We also continued to develop Cory Environmental's capabilities in reverse logistics and specialist waste hire with two small acquisitions of Waste Hire Services (November 2004) and World's End Waste transfer station (December 2004).

Exchange rates movements

The weakness of the US dollar and related currencies again had a significant impact on the translation of foreign income, and consequently the comparison of performance with 2003. The average US dollar exchange rate for the year was 1.83 to the pound, compared with 1.64 in 2003. The average euro exchange rate also weakened against the pound, 1.47 compared with 1.45 last year. The total impact on operating profit before goodwill amortisation was a reduction of £9.6m. This was equivalent to reducing reported actual operating profit growth rate by 6.2%.

Europe, Middle East and Africa (EMEA)

£m	Revenue				Operating profit			
	2004	2003	Year on Year %	Organic %	2004	2003	Year on Year %	Organic %
Contract logistics	2,475	1,784	38.7	5.3	50.2	41.4	21.3	(30.2)
Freight management	885	779	13.5	13.4	24.4	13.6	79.4	78.7
Total	**3,360**	**2,563**	**31.1**	**7.7**	**74.6**	**55.0**	**35.6**	**(3.3)**

Note: 2003 is stated at constant exchange rates

Contract logistics

At constant exchange rates, revenue of £2,475m was up 39% (2003: £1,784m). After adjusting for acquisitions, organic revenue growth was 5.3% with growth of 6.2% in the UK and Ireland and 2.2 % in Mainland Europe, Middle East and Africa.

Overall margins decreased to 2.0% (2003: 2.3%) of which 0.2% was due to the Tradeteam performance.

Operating profit at constant exchange rates increased to £50.2m (2003: £41.4m), although once the impact of acquisitions are eliminated, operating profit declined by £12.5m, largely due to issues in Tradeteam, technology and consumer France.

Revenue grew strongly in the **consumer and retail** sectors in the UK and in the future will benefit greatly from the increased presence in the fashion market brought by Tibbett & Britten. The growth in 2004 included the first full year of a five-year contract with Marks & Spencer to manage seven of their general merchandise warehouses. In July, Nisa-Today, the UK's largest buying consortium for independent retail and wholesale companies awarded Exel a five-year, £150 million contract to provide a complete temperature-controlled supply and distribution service. In addition, revenue was boosted by new or expanded contracts with Argos, Burton Foods, House of Fraser and Mothercare. Elsewhere in EMEA growth was largely driven by the acquisition at the end of 2003 of Cappelletti. Consumer in France continued to make a loss but the integration and rationalisation of Tibbett & Britten operations together with Exel's existing operations is expected to improve this performance.

The **automotive** sector had a good year. We were re-appointed as Ford's lead logistics partner, increased the scope of business with Saab in Sweden and expanded aftermarket operations with VW in Germany.

Tradeteam had a very difficult year with profits down by £8m. There have been continuing operational issues in integrating the Interbrew contract, resulting in the expected level of efficiencies not being achieved. In addition the market itself has been difficult due to the continuing reduction in the volumes of bulk beer being sold in pubs. Whilst this has been compensated for, to a certain extent, by increased sales of premium bottled beers and wine, the changed product mix places different demands on the distribution network, which has resulted in higher than anticipated costs. A new management team has been appointed, to tackle the issues which will take some time to resolve. We expect that the results for this business will be lower in 2005 than 2004.

In the **technology** market we experienced particularly tough pressure on margins and suffered from reduced volumes in some locations. In addition, the costs of re-platforming warehouse management systems in Belgium and The Netherlands held back the results, which were overall behind last year's good performance.

Healthcare grew strongly in the year, with good first full year performances from both Pharma Logistics (Italy, Belgium and The Netherlands) and Transbeynak (Turkey). In its first 12 months, Pharma Logistics has won eight new contracts including Becton Dickinson, DePuy (J&J), Hollister, ZLB–Behring, in the medical device sector, and Lundbeck and AstraZeneca in the pharmaceutical sector. Elsewhere, the sector performed well with renewals with Janssen Cilag in the UK and Bayer in Turkey and Tyco in France. At the end of 2004 we announced the acquisition of SODILOG, a Portuguese healthcare logistics provider, and expect this to strengthen our healthcare activity during 2005.

Freight management

At constant exchange rates, freight management revenue increased by 13.5% to £885m (2003: £779m), which was virtually all organic growth. Margins improved strongly to 2.8% (2003: 1.7%). EMEA did not suffer the same capacity constraints that were present in Asia and consequently there was less pressure on gross margins. In addition, cost reductions in Belgium and France improved profitability and margins. At constant exchange rates, operating profit for the year increased 79% to £24.4m (2003: £13.6m).

International airweight for the region grew by 16%. The strongest growth were exports to Asia which were up 29% overall, with significant increases in freight to China, India and Indonesia. Intra-EMEA traffic was up 13%, with particularly strong increases from mainland Europe into Hungary, Middle East and South Africa. Exports to America grew much more modestly, only up 3% for the year as a whole, although some momentum was gained in both directions towards the end of the year. Overall, particularly strong export growth was seen in Germany, Italy, Sweden and the UK.

Seafreight revenue increased 12% over prior year. Particularly strong seafreight performances were seen in Germany, The Netherlands, Turkey and the UK.

Americas

£m	Revenue				Operating profit			
	2004	2003	Year on Year %	Organic %	2004	2003	Year on Year %	Organic %
Contract logistics	1,060	743	42.7	15.2	49.5	39.2	26.3	16.1
Freight management	800	723	10.5	10.5	0.4	2.5	(84.0)	(84.0)
Total	**1,860**	**1,466**	**26.9**	**12.9**	**49.9**	**41.7**	**19.7**	**10.1**

Note: 2003 is stated at constant exchange rates

Contract logistics

The Americas contract logistics business continued to grow strongly across every sector with revenue exceeding £1 billion for the first time. At constant exchange rates revenue of £1,060m was up 43% (2003: £743m), with organic revenue up 15.2%.

Excluding the impact of Tibbett & Britten, margins remained steady at 5.4%. The incremental Tibbett & Britten business had a margin of 1.6%, which improved from a margin of less than 0.1% for the 2003 Tibbett & Britten Americas reported results. The margin for this business was held back by a lack of profitability in the operations in Mexico which need better site utilisation to drive up revenue and profitability. In addition, following the acquisition, business with two major customers was terminated by mutual agreement. Former Tibbett & Britten operations have now been fully integrated into the Exel organisation whilst maintaining consistent service delivery. Together, taking the existing Exel and the former Tibbett & Britten operations, produced a margin for this segment of 4.7%, with operating profit at constant exchange rates increasing to £49.5m (2003: £39.2m), and organic profit growth up 16.1%.

The **automotive** sector built on the growth in 2003 delivering a very strong performance in 2004 with revenue increasing by 28% in the year. This growth was driven by building on an already strong relationship with Goodyear, with several new operations starting up in 2004 and the first full year effect of 2003 new operations. Four new distribution centres were started for Continental Tire in the US and Mexico, including the overall operation of their transportation network and management of their North American outbound supply chain from distribution centre to customer. Business with DaimlerChrysler further expanded to include an

international lead logistics programme and outbound delivery services from multiple plant locations.

New business with The Home Depot and Party City in the US and Carrefour in Brazil drove strong growth in the **retail** sector. The combination of the good momentum in the Exel business, combined with the strong retail customer base in Tibbett & Britten creates a strong sector going forward. Growth in the **consumer** sector was more modest, despite wins with Clorox and SC Johnson and several new contracts with P&G. Working in both sectors, Exel Direct, our home delivery service, continued to build on its industry leading platform with over four million home deliveries in 2004. The service has expanded in the last three years, and now covers a much greater part of the customers' supply chain from the initial order, through warehousing and primary transportation to the "last mile" delivery into the home.

The **technology** sector was relatively quiet in 2003 for new business wins, which was reflected in a low level of contract start-ups at the beginning of 2004. However start-ups in the US, Mexico and Brazil in the second half of 2004 have created momentum moving into 2005. **Industrial and chemical** exceeded the year's expectations with new business with ExxonMobil and International Paper.

Freight management

At constant exchange rates, freight management turnover increased by 10.5% to £800m (2003: £723m), all of which was organic growth. The largest part of this growth came from the intermodal truck brokerage business, which grew 10% in the year and accounted for 50% of the revenue of this segment. Our Latin America business, whilst still relatively small, grew very strongly particularly in Brazil and Mexico where revenue grew by over 50% in each case. This year was also the first year of operations in Argentina. The newly integrated US international freight and domestic business grew overall by 7%. The international business grew by 20%, and we continued to downsize the domestic business which contracted by 20%.

International airweight for the region grew by 23%. Intra-Americas traffic experienced the highest growth rate up 42%. This was largely driven by traffic into and out of Latin America. Exports to Asia were also up strongly, increasing 36%. Exports to Europe grew much more modestly, only up 5% for the year as a whole, although this did improve towards the end of the year with December

having a particularly strong month up 19% over the prior year. The growth was particularly strong among our large multinational technology customers.

Operating profit margins declined to 0.1% (2003: 0.3%), with one-off costs incurred in integrating the US domestic expedited business into the international business of £2m in the year charged within operating profit.

In total, the operating profit performance for all freight management entities at constant exchange rates declined to £0.4m (2003: £2.5m). The loss of £1.2m in the first half (2003: profit £1.9m) was followed by a profit in the second half of £1.6m (2003: profit £0.6m), showing evidence of the impact of the cost saving initiatives.

Seafreight revenues increased 21% over prior year, and now account for almost 10% of the overall freight management Americas segment. Exel's Consolidation Services remain attractive to the retail sector, and our NVOCC (Non vessel owning common carrier) services grew at a rate of 16%, underpinned by a significant contract with Lexmark.

Within our **intermodal and truck brokerage** business, Exel's agency business grew by 17%, whilst company managed operations grew by 8%. Robust growth was derived from existing customers with several accounts, including Coors, Ethan Allen and Mitsubishi doubling revenues. Additionally, revenues across our top 50 brokerage accounts grew by 24%. Across the business, growth in truck operations was 22% and intermodal growth was 17% which account for approximately 85% of the business between them. Overall the operating profit margin improved slightly from 1.1% to 1.3%, but suffered from tight rail and truck capacity and still remains below what we believe is achievable.

Asia Pacific

£m	Revenue				Operating profit			
	2004	2003	Year on Year %	Organic %	2004	2003	Year on Year %	Organic %
Contract logistics	246	101	143.6	27.0	7.3	2.8	160.7	32.1
Freight management	748	592	26.4	26.4	33.5	31.1	7.7	5.1
Total	**994**	**693**	**43.3**	**26.5**	**40.8**	**33.9**	**20.4**	**7.4**

Note: 2003 is stated at constant exchange rates

Contract logistics

The Asia Pacific contract logistics business continued to grow very rapidly in 2004 from a relatively small base, with revenue at constant exchange rates up to £246m (2003: £101m) an increase of 144%. This increase was, however, dominated by the acquisition of Fujitsu Logistics which more than doubled the size of the Asia contract logistics business when it was acquired in June 2004. Even after adjusting for this, organic revenue growth was 27.0% for the year. Margins of 3.0% were higher than last year (2003: 2.8%). Operating profit at constant exchange rates increased to £7.3m (2003: £2.8m), with organic profit growth up 32.1%. Fujitsu Logistics performed very well in its first seven months in Exel. After Fujitsu Logistics, the largest contract logistics businesses in Asia Pacific are in Australia and New Zealand, which increased their revenue by 34% and operating profit by slightly more. Performance in Australia was also boosted by the opening of two new facilities in Sydney and one in Perth.

Freight management

At constant exchange rates, freight management turnover increased by 26.4% to £748m (2003: £592m), all of which was organic growth. This was driven by exceptional growth across all of the key freight products, airfreight, seafreight and consolidation services.

Freight management operating profit margin declined by 0.8% to 4.5% (2003: 5.3%). The reduction was 1.3% year-on-year in the first half, but this narrowed in the second half to 0.4%. Approximately 0.7% of the reduction in the first half was due to under recovery of airfreight fuel surcharges. In the second half of the year airfreight fuel surcharges were recovered in full. The other significant margin pressure that existed throughout the year was caused by tight capacity in both the

airfreight and seafreight markets. The very high levels of growth that we and the market experienced resulted in capacity constraints and increased our costs, which were difficult to pass on fully to customers. At constant exchange rates, operating profit for the year increased to £33.5m (2003: £31.1m), an increase of 7.7%, of which 2.6% was attributable to Unique, the freight forwarder associate acquired as part of Tibbett & Britten.

Airweight in 2004 grew by 18%. Demand across the region was very strong, particularly in Exel Hong Kong, which in November broke all previous records by exporting 10,000 tonnes in the month, with even stronger year-on-year growth out of China. Americas was the destination which recorded the highest growth rate of 25%, closely followed by intra-Asia traffic which was up 23%. Exports to Europe were up 14%.

Our smaller seafreight business grew even more strongly than airfreight, with revenues increasing by 50% over prior year. Seafreight consolidation services grew slightly more modestly at 27%, however, this did include the start of consolidation services to Europe and included expanding the service not only in its traditional base in Yantian, South China, but also in Shanghai, China.

Environmental

£m	Revenue				Operating profit			
	2004	2003	Year on Year %	Organic %	2004	2003	Year on Year %	Organic %
Total	131	111	17.3	15.1	15.9	14.2	12.0	9.2

Revenue increased 17% in the year to £131m (2003: £111m), or 15% organically if the impact of acquisitions is excluded. Operating profit increased to £15.9m (2003: £14.2m) up 12% on the prior year or 9.2% before the impact of acquisitions.

Waste Management activities performed well in the year with revenue up 17% due to prices being generally firmer than last year and an increase in the landfill tax. The first half of the year benefited from a significant increase in contaminated soil volumes in advance of July when legislation changed the regulations around the co-disposal of waste. In 2004 we also benefited from a full year contribution from Lyme & Wood, which opened mid-way through 2003. We had hoped that the Greatness landfill site would open during 2004, but issues with planning applications and licenses mean that this is now expected to open in the first half of 2005.

Municipal services performed very strongly, with all contracts meeting or beating our expectations. Milton Keynes in particular had a very good operational performance in the year.

In its first full year since we acquired it, Packaging Datastore performed above our expectations.

The Public Inquiry into an energy from waste plant at Bexley closed in October 2003 and the Inspector's report was subsequently delivered to the Secretary of State in 2004. In early 2005, it was announced that there would be a period during which parties to the inquiry could make submissions as to whether they believed there had been events since the end of the inquiry that would warrant it being re-opened. The decision will have a significant impact on the future plans for the disposal of London's waste.

Interest cost of net debt and other finance income

Group interest on net debt and income from fixed asset investments before exceptional items increased to a charge of £11.0m (2003: £6.0m charge).

Interest costs on net debt in the year increased to £11.1m (2003: £8.4m). The increase was primarily due to the increase in net average borrowings to £322m (2003: £197m). Interest rates on the Group's variable rate debt declined and the interest margin within the Group's forward currency hedging contracts improved in the year, each partially offsetting the impact of the increased borrowings from the Tibbett & Britten acquisition. Interest cover (being the number of times the interest cost of net debt is covered by operating profit before goodwill amortisation) fell slightly to a still healthy 16x (2003: 18x).

Income from other fixed asset investments before exceptional income declined to £0.1m (2003: £2.4m). The majority of last year's income was due to a one-off £2.3m credit mainly relating to preferred stock held in Sirva Inc. which has now all been sold.

There was no exceptional investment income in 2004 (2003: £6.3m relating to prior year arrears on preference dividends held in Sirva Inc.), although there were exceptional interest costs of £2.9m (2003: £nil) due to the early repayment of Tibbett & Britten's private placement borrowings.

Other finance income for the year, being the net of the expected return on pension assets and interest on pension liabilities, was £34.7m (2003: £29.8m). This increase was largely due to an increase in the market value of the pension assets and consequently an increase in the expected return over the previous year.

Exceptional items

In 2004, a number of exceptional items arose resulting in a total net charge of £67.2m (2003: income £0.1m)

An exceptional charge, announced in November, arose from the write-down on the goodwill in the freight management Americas business. Whilst good progress had been made on cost reductions and integration of the businesses, the pace of recovery was not fast enough to support the carrying value and the investment in

the Americas freight management business was written down by £101.6m, leaving an unamortised balance of £74.5m.

Exel's remaining holdings in Sirva Inc were sold during the year with the final tranche of 2.8 million shares being disposed of in September. The net consideration received in 2004, after the exercise of warrants, was £85.4m, resulting in an exceptional profit of £73.1m (2003: £18.1m).

As noted above, costs of £29.8m were incurred on the integration of Tibbett & Britten and £0.9m on other acquisitions, totalling £30.7m in 2004, with no comparable costs in 2003.

A further provision of £5.2m (2003: £11.2m) was made with respect to prior year disposals. Other exceptional income of £0.1m (2003: exceptional costs £10.5m) is predominantly the aggregate of profits and losses made on the disposal of fixed assets, mainly sales of land and buildings. The Group also refinanced the Tibbett & Britten US private placement debt at a cost of £2.9m.

Profit before tax

Profit before tax, goodwill, exceptional items and net return on pension schemes was up 14.7% at £170.2m (2003: £148.4m). Including the net return on pension scheme assets, it was £204.9m, an increase of 15.0% (2003: £178.2m). FRS3 profit before tax was down £54.1m at £94.9m (2003: £149.0m) mainly due to the exceptional items in 2004.

Taxation

The Group's tax charge for the year was £24.8m (2003: £45.9m). The tax charge on the underlying profit before tax for the year, which excludes the tax on net return on pension schemes and exceptional items was £47.7m (2003: £41.6m) and the Group's effective tax rate has remained at 28.0%. The rate reflects the impact of careful financing and structuring of the Group's investments in overseas companies and should be sustainable for the foreseeable future.

Earnings per share

Underlying earnings per share (before exceptional items, goodwill and the net return on pension schemes) was 40.3p (2203: 34.1p), up 18.2% on 2003. Including the net return on pension schemes, earnings per share increased to 48.5p (2003: 41.2p) an increase of 17.7% over 2003. On an FRS3 basis, which

includes goodwill amortisation, exceptional items and net return on pension schemes, earnings per share was 22.4p (2003: 32.8p).

Cash flow

Free cash flow of £276.4m (2003: £193.0m) was excellent and was boosted by the proceeds from the sale of the Group's investment in Sirva Inc shares, net of the cost of warrants, of £85.4m (2003: £26.0m). The cash cost of integrating acquisitions was £22.2m (2003: nil). The Group continued to tightly control working capital and the cash inflow over the year was £33.7m, primarily from the Tibbett & Britten acquisition. Net cash inflow from operating activities was £362.3m (2003: £302.8m). Gross capital expenditure of £136.2m was higher than last year (2003: £109.7m) partly as 2003 was an unusually low year for expenditure and partly due to the impact of the acquisition of Tibbett & Britten. Sales of fixed assets of £38.6m (2003: £33.3m) were slightly higher than last year and resulted in net capital expenditure of £97.6m (2003: £76.4m).

Net cash outflow before financing activities was £180.5m (2003: £14.1m inflow) after net expenditure of £382.2m on acquisitions (2003: £110.5m), where the principal acquisition was Tibbett & Britten. As a consequence, net debt increased to £407.1m (2003: £152.3m). Balance sheet gearing at the end of the period was 55.7% (2003: 23.5%) excluding net pension assets and liabilities, or 58.6% (2003: 21.7%) including them.

The Group continues to be a strong generator of cash. In addition, the Group's medium term focus on integrating and driving performance from the existing business will result in a lower level of acquisition spend over the medium term.

Dividends

In view of the strong performance in 2004, and the Board's confidence in the medium term prospects for the Group, the Board is recommending a final dividend of 20.7p (2003: 16.8p) up 23.2% on last year. This brings the total dividend for the year to 29.2p (2003: 24.7p), an increase of 18.2% over the previous year. This equates to cover of 1.7 times (2003: 1.7 times) on the basis of pre-exceptional, pre-goodwill and including the net return on pension schemes. The dividend, if approved at the AGM on 28 April 2005, will be paid on 9 May 2005 to shareholders on the register on 15 April 2005. Dividends have risen by 41% since

the merger in 2000 that created Exel plc. The Board reconfirms its policy of growing dividends in line with underlying earnings.

Outlook

We outlined at our Investor Day in November that our strategic direction remains unchanged but that our future emphasis will be on delivering value through integration, performance and growth.

We operate in growth markets, and we are confident about our short and medium-term prospects, which together with our excellent cash generation, have enabled the Board to recommend a 23% increase in the final dividend. This takes the overall increase in the dividend for the year to 18% in line with the increase in underlying earnings. In addition, and in the light of our expectation of reduced acquisition spend, the Board is currently reviewing the Group's long term capital requirements, the outcome of which will be announced at this year's AGM and is likely to result in a return of surplus capital to shareholders. On the back of the encouraging second half performance we enter 2005 with confidence and expect that we will achieve another year of strong growth in our business.

Group profit and loss account

For the year ended 31 December 2004	Note	2004 Before exceptional items £m	2004 Exceptional items £m	2004 Total £m	2003 £m
Turnover					
Continuing operations		**5,541.9**	**-**	**5,541.9**	5,068.2
Acquisitions		**801.8**	**-**	**801.8**	-
Group and share of joint ventures' turnover	4	**6,343.7**	**-**	**6,343.7**	5,068.2
Less: share of joint ventures' turnover		**(104.1)**	**-**	**(104.1)**	(81.7)
Group turnover		**6,239.6**	**-**	**6,239.6**	4,986.5
Operating profit					
Continuing operations		**125.1**	**(101.6)**	**23.5**	121.0
Acquisitions		**8.9**	**(30.7)**	**(21.8)**	-
Group operating profit		**134.0**	**(132.3)**	**1.7**	121.0
Share of operating profit in joint ventures, continuing operations		**3.2**	**-**	**3.2**	4.0
Share of operating profit in associated undertakings, continuing operations		**1.2**	**-**	**1.2**	0.1
Continuing operations before goodwill written off		**181.2**	**-**	**181.2**	154.4
Goodwill amortisation		**(42.8)**	**-**	**(42.8)**	(29.3)
Exceptional operating costs	5	**-**	**(132.3)**	**(132.3)**	-
Total operating profit	4	**138.4**	**(132.3)**	**6.1**	125.1
Loss on termination and disposals of discontinued operations	5	**-**	**(5.2)**	**(5.2)**	(11.8)
Loss on termination of business in continuing operations	5	**-**	**-**	**-**	(2.0)
Profit on disposals of fixed assets in continuing operations	5	**-**	**73.2**	**73.2**	7.6
Profit on ordinary activities before finance income		**138.4**	**(64.3)**	**74.1**	118.9
Income from other fixed asset investments					
On ordinary activities	6	**0.1**	**-**	**0.1**	2.4
Exceptional income	6	**-**	**-**	**-**	6.3
Net interest	6	**(11.1)**	**(2.9)**	**(14.0)**	(8.4)
Net return on pension schemes	6	**34.7**	**-**	**34.7**	29.8
Underlying profit before tax [1]		**170.2**	**-**	**170.2**	148.4
Goodwill amortisation		**(42.8)**	**-**	**(42.8)**	(29.3)
Exceptional items	5	**-**	**(67.2)**	**(67.2)**	0.1
Net return on pension schemes		**34.7**	**-**	**34.7**	29.8
Profit on ordinary activities before taxation		**162.1**	**(67.2)**	**94.9**	149.0
Tax on profit on ordinary activities	7	**(58.1)**	**33.3**	**(24.8)**	(45.9)
Profit on ordinary activities after taxation		**104.0**	**(33.9)**	**70.1**	103.1
Equity minority interests		**(3.6)**	**(0.3)**	**(3.9)**	(6.2)
Profit for the financial year		**100.4**	**(34.2)**	**66.2**	96.9
Dividends		**(86.2)**	**-**	**(86.2)**	(72.9)
Transferred (from)/to reserves		**14.2**	**(34.2)**	**(20.0)**	24.0

For the year ended 31 December 2004	Note	2004 pence	2003 pence
Basic earnings per share			
On profit for the financial year	8	**22.4**	32.8
On underlying profit[1] for the year	8	**40.3**	34.1
Diluted earnings per share			
On profit for the financial year	8	**22.3**	32.7
On underlying profit[1] for the year	8	**40.1**	33.9

1. Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax where applicable.

Group statement of total recognised gains and losses

For the year ended 31 December 2004	2004 £m	2003 £m
Profit for the financial year	**66.2**	96.9
Actuarial gain recognised on the pension schemes	**6.2**	27.8
Deferred tax relating to actuarial gain on the pension schemes		
UK	**(2.4)**	(8.5)
Foreign	**0.7**	0.4
Exchange differences		
Translation of overseas net investments	**(22.1)**	(40.7)
Foreign currency hedges	**27.4**	30.3
Tax on exchange differences		
UK	**(0.1)**	0.7
Foreign	**(0.3)**	(0.3)
Total recognised gains and losses relating to the year	**75.6**	106.6

Movements in shareholders' funds

For the year ended 31 December 2004	2004 £m	2003 £m
Profit for the financial year	**66.2**	96.9
Dividends	**(86.2)**	(72.9)
	(20.0)	24.0
Shares allotted	**0.3**	1.5
Movement in own shares	**(0.5)**	(3.0)
Executive share option schemes add-back	**3.6**	0.2
Loss on disposal of own shares	**(0.2)**	-
Actuarial gain recognised on the pension schemes	**6.2**	27.8
Deferred tax relating to actuarial gain on the pension schemes	**(1.7)**	(8.1)
Exchange differences	**5.3**	(10.4)
Tax on exchange differences	**(0.4)**	0.4
Movements in shareholders' funds	**(7.4)**	32.4
At 1 January	**702.0**	669.6
Shareholders' funds at 31 December	**694.6**	702.0

Group cash flow statement

For the year ended 31 December 2004	2004 £m	2004 £m	2003 £m	2003 £m
Net cash inflow from operating activities		**362.3**		302.8
Dividends received from joint ventures and associates		**0.9**		2.9
Net cash outflow for returns on investments and servicing of finance		**(17.4)**		(5.3)
Taxation		**(57.1)**		(50.1)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(136.2)**		(109.7)	
Purchase of investments	**(19.2)**		(6.9)	
Sale of tangible fixed assets	**38.6**		33.3	
Sale of investments	**104.5**		26.0	
Net cash outflow for capital expenditure and financial investment		**(12.3)**		(57.3)
Free cash flow		**276.4**		193.0
Net cash outflow for acquisitions and disposals				
Purchase of businesses		**(382.2)**		(110.5)
Equity dividends paid		**(74.7)**		(68.4)
Net cash (outflow)/inflow before the use of liquid resources and financing		**(180.5)**		14.1
Net cash (outflow)/inflow from management of liquid resources				
Current asset investments		**(1.8)**		7.9
Net cash inflow/(outflow) from financing		**245.7**		(77.4)
Increase/(decrease) in cash		**63.4**		(55.4)

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2004	2004 £m	2003 £m
Group operating profit	**1.7**	121.0
Depreciation	**119.6**	103.7
Goodwill amortisation and impairment	**144.4**	29.3
Exceptional operating costs	**30.7**	-
Loss on sale of tangible fixed assets	**1.2**	1.7
Pension service costs, non-cash	**37.3**	42.1
Executive share option schemes charge, non-cash	**3.6**	0.2
Movements in provisions	**12.3**	8.2
Movements in working capital	**33.7**	(3.4)
	384.5	302.8
Costs of reorganisation in continuing operations	**(22.2)**	-
Net cash inflow from operating activities	**362.3**	302.8

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2004	2004 £m	2003 £m
Increase/(decrease) in cash	**63.4**	(55.4)
Cash (inflow)/outflow from change in debt	**(203.9)**	78.5
Cash outflow/(inflow) from change in liquid resources	**1.8**	(7.9)
Change in net funds resulting from cash flows	**(138.7)**	15.2
Loans and finance leases acquired with subsidiaries	**(123.5)**	(24.4)
New finance leases	**(2.2)**	(0.2)
Other non-cash movements	**(0.2)**	(0.2)
Exchange differences	**9.8**	11.0
Movement in net debt	**(254.8)**	1.4
Net debt at 1 January	**(152.3)**	(153.7)
Net debt at 31 December	**(407.1)**	(152.3)

At 31 December 2004	2004 £m	2003 £m
Analysis of net debt		
Cash at bank and in hand	**163.3**	92.0
Overdrafts	**(27.2)**	(18.7)
Loans	**(529.6)**	(219.6)
Finance leases	**(27.6)**	(18.3)
Current asset investments	**14.0**	12.3
	(407.1)	(152.3)

Group balance sheet

As at 31 December 2004	2004 £m	2004 £m	2003 £m	2003 £m
Fixed assets				
Intangible assets – goodwill		**804.3**		483.9
Tangible assets		**702.8**		547.4
Investments				
Investment in joint ventures	**4.7**		3.9	
Other investments	**15.4**		20.9	
		20.1		24.8
		1,527.2		1,056.1
Current assets				
Stocks		**12.2**		10.9
Debtors				
Amounts falling due within one year	**1,365.2**		1,003.5	
Amounts falling due after more than one year	**71.8**		31.1	
		1,437.0		1,034.6
Current asset investments		**14.0**		12.3
Cash at bank and in hand		**163.3**		92.0
		1,626.5		1,149.8
Creditors: amounts falling due within one year				
Short-term borrowings		**(53.9)**		(58.6)
Other creditors		**(1,576.8)**		(1,138.7)
Net current liabilities		**(4.2)**		(47.5)
Total assets less current liabilities		**1,523.0**		1,008.6
Creditors: amounts falling due after more than one year				
Long-term borrowings		**(530.5)**		(198.0)
Other creditors		**(40.2)**		(9.8)
Provisions for liabilities and charges		**(201.2)**		(135.2)
		751.1		665.6
Net pension assets and liabilities		**(35.9)**		53.7
		715.2		719.3
Capital and reserves				
Called up share capital		**82.8**		82.8
Share premium account		**54.3**		54.0
Other reserves		**154.2**		154.2
Profit and loss account		**425.7**		432.9
		717.0		723.9
Own shares		**(22.4)**		(21.9)
Equity shareholders' funds		**694.6**		702.0
Equity minority interests		**20.6**		17.3
		715.2		719.3
Net debt		**(407.1)**		(152.3)
Gearing		**58.6** %		21.7 %
Gearing – excluding net pension assets and liabilities		**55.7** %		23.5 %

Notes to the preliminary announcement

1 Accounting policies

This preliminary announcement has been prepared on the basis of the accounting policies set out in the 2003 financial statements of Exel plc.

2 Statutory group accounts

This preliminary announcement, which was approved by the Board on 3 March 2005, is not the Group's statutory financial statements. The Auditors' report on the 2004 statutory group financial statements is unqualified and does not include a statement under sections 237 (2) or (3) of the Companies Act 1985.

Statutory group financial statements for Exel plc for the year ended 31 December 2003, on which the Auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

3 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average rate		Year end rate	
	2004	2003	**2004**	2003
US dollar	**1.83**	1.64	**1.93**	1.78
Euro	**1.47**	1.45	**1.41**	1.42
Singapore dollar	**3.09**	2.85	**3.14**	3.02

Notes to the preliminary announcement (continued)

4 Segmental information

Analysis of change in turnover

	2003 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	2004 £m
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	1,376.9	(0.4)	297.4	35.0	85.0	6.2 %	**1,793.9**
Mainland Europe, Middle East and Africa	411.8	(4.5)	188.2	76.5	8.9	2.2 %	**680.9**
	1,788.7	(4.9)	485.6	111.5	93.9	5.3 %	**2,474.8**
Freight management							
UK and Ireland	219.7	(0.3)	-	-	26.7	12.2 %	**246.1**
Mainland Europe, Middle East and Africa	567.6	(7.6)	-	0.9	77.7	13.9 %	**638.6**
	787.3	(7.9)	-	0.9	104.4	13.4 %	**884.7**
Europe, Middle East and Africa	2,576.0	(12.8)	485.6	112.4	198.3	7.7 %	**3,359.5**
Americas							
Contract logistics	826.9	(84.3)	197.4	7.0	113.0	15.2 %	**1,060.0**
Freight management	803.9	(80.4)	-	-	76.3	10.5 %	**799.8**
	1,630.8	(164.7)	197.4	7.0	189.3	12.9 %	**1,859.8**
Asia Pacific							
Contract logistics	104.8	(3.6)	117.1	-	27.3	27.0 %	**245.6**
Freight management	645.3	(53.2)	-	-	156.1	26.4 %	**748.2**
	750.1	(56.8)	117.1	-	183.4	26.5 %	**993.8**
Total logistics							
Contract logistics	2,720.4	(92.8)	800.1	118.5	234.2	8.9 %	**3,780.4**
Freight management	2,236.5	(141.5)	-	0.9	336.8	16.1 %	**2,432.7**
	4,956.9	(234.3)	800.1	119.4	571.0	12.1 %	**6,213.1**
Environmental	111.3	-	1.7	0.8	16.8	15.1 %	**130.6**
Total	**5,068.2**	**(234.3)**	**801.8**	**120.2**	**587.8**	**12.2 %**	**6,343.7**

Turnover between segments is not material.

Description of Exel's segmental analysis

Logistics
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just-in-time services, sub-assembly and other value added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

Environmental
Cory Environmental provides waste disposal services in the UK, and is reported as a separate primary segment.

Notes to the preliminary announcement (continued)

4 Segmental information (continued)

Analysis of change in operating profit before goodwill and exceptional items

	2003 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	**2004 £m**
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	35.1	-	3.5	0.4	(6.7)	(19.1) %	**32.3**
Mainland Europe, Middle East and Africa	6.3	-	7.4	10.0	(5.8)	(92.1) %	**17.9**
	41.4	-	10.9	10.4	(12.5)	(30.2) %	**50.2**
Freight management							
UK and Ireland	2.9	-	-	-	1.2	41.4 %	**4.1**
Mainland Europe, Middle East and Africa	11.3	(0.6)	-	0.1	9.5	88.8 %	**20.3**
	14.2	(0.6)	-	0.1	10.7	78.7 %	**24.4**
Europe, Middle East and Africa	55.6	(0.6)	10.9	10.5	(1.8)	(3.3) %	**74.6**
Americas							
Contract logistics	44.5	(5.3)	3.1	0.9	6.3	16.1 %	**49.5**
Freight management	2.6	(0.1)	-	-	(2.1)	(84.0) %	**0.4**
	47.1	(5.4)	3.1	0.9	4.2	10.1 %	**49.9**
Asia Pacific							
Contract logistics	3.1	(0.3)	3.6	-	0.9	32.1 %	**7.3**
Freight management	34.4	(3.3)	0.8	-	1.6	5.1 %	**33.5**
	37.5	(3.6)	4.4	-	2.5	7.4 %	**40.8**
Total logistics							
Contract logistics	89.0	(5.6)	17.6	11.3	(5.3)	(6.4) %	**107.0**
Freight management	51.2	(4.0)	0.8	0.1	10.2	21.6 %	**58.3**
	140.2	(9.6)	18.4	11.4	4.9	3.8 %	**165.3**
Environmental	14.2	-	0.1	0.3	1.3	9.2 %	**15.9**
Continuing operations before goodwill	154.4	(9.6)	18.5	11.7	6.2	4.3 %	**181.2**
Goodwill amortisation	(29.3)	2.0	(9.6)	(5.9)	-	-	**(42.8)**
Total operating profit before exceptional items	**125.1**	**(7.6)**	**8.9**	**5.8**	**6.2**	**5.3** %	**138.4**

Notes to the preliminary announcement (continued)

4 Segmental information (continued)

By business sector	Total operating profit [1] 2004 £m	Total operating profit [1] 2003 £m	Segmental net assets [2] excluding goodwill 2004 £m	Segmental net assets [2] excluding goodwill 2003 £m	Segmental net assets [2] including goodwill 2004 £m	Segmental net assets [2] including goodwill 2003 £m
Europe, Middle East and Africa						
Contract logistics						
UK and Ireland	**5.7**	34.7	**21.7**	75.3	**269.6**	83.9
Mainland Europe, Middle East and Africa	**6.9**	4.4	**118.7**	70.9	**328.0**	179.4
	12.6	39.1	**140.4**	146.2	**597.6**	263.3
Freight management						
UK and Ireland	**2.2**	1.0	**14.0**	16.6	**39.0**	43.5
Mainland Europe, Middle East and Africa	**17.8**	8.0	**46.6**	46.1	**67.8**	69.9
	20.0	9.0	**60.6**	62.7	**106.8**	113.4
Europe, Middle East and Africa	**32.6**	48.1	**201.0**	208.9	**704.4**	376.7
Americas						
Contract logistics	**39.2**	40.8	**84.1**	87.3	**218.1**	148.1
Freight management	**(116.7)**	(12.0)	**92.8**	85.5	**167.3**	283.3
	(77.5)	28.8	**176.9**	172.8	**385.4**	431.4
Asia Pacific						
Contract logistics	**5.2**	2.5	**18.5**	11.0	**43.6**	22.4
Freight management	**32.5**	33.6	**6.5**	17.2	**32.4**	30.3
	37.7	36.1	**25.0**	28.2	**76.0**	52.7
Total logistics						
Contract logistics	**57.0**	82.4	**243.0**	244.5	**859.3**	433.8
Freight management	**(64.2)**	30.6	**159.9**	165.4	**306.5**	427.0
	(7.2)	113.0	**402.9**	409.9	**1,165.8**	860.8
Environmental	**13.3**	12.1	**32.7**	35.7	**74.1**	68.7
Continuing operations	**6.1**	125.1	**435.6**	445.6	**1,239.9**	929.5
Goodwill	**-**	-	**804.3**	483.9	**-**	-
Total	**6.1**	125.1	**1,239.9**	929.5	**1,239.9**	929.5
Non-operating net liabilities [3]			**(524.7)**	(210.2)	**(524.7)**	(210.2)
Net assets			**715.2**	719.3	**715.2**	719.3

1. Total operating profit is stated after charging goodwill amortisation of £42.8m (2003: £29.3m), impairment of goodwill of £101.6m (2003: £nil), and exceptional operating costs of £30.7m (2003: £nil).

2. Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions.

3. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and net pension assets and liabilities.

Notes to the preliminary announcement (continued)

5 Exceptional items

	2004 £m	2003 £m
Exceptional operating costs		
Impairment of goodwill (a)	**(101.6)**	-
Reorganisation costs following the acquisitions of Tibbett & Britten Group and other businesses (b)	**(30.7)**	-
	(132.3)	-
Loss on termination and disposals of discontinued operations		
Further provision in respect of prior year disposals	**(5.2)**	(11.2)
2003 disposals	**-**	(0.6)
	(5.2)	(11.8)
Loss on termination of businesses in continuing operations	**-**	(2.0)
Profit on disposal of fixed assets in continuing operations		
Profit on disposal of investments (c)	**73.1**	8.6
Amounts written back to investments	**-**	9.5
Amounts written off investments	**-**	(2.1)
Profit on disposal of tangible fixed assets	**5.0**	4.8
Loss on disposal of tangible fixed assets	**(4.9)**	(13.2)
	73.2	7.6
Exceptional finance (expense)/ income (note 6)		
Income from other fixed asset investments	**-**	6.3
Interest penalty on early termination of loans following the acquisition of Tibbett & Britten Group	**(2.9)**	-
	(2.9)	6.3
Exceptional items (net)	**(67.2)**	0.1

a) The Americas freight management businesses, Exel Transportation Services, FX Coughlin and North American Logistics have performed below expectations. In accordance with FRS 11 'Impairment of fixed assets and goodwill' an assessment of the value in use of the businesses, derived from discounted cash flow projections using a discount rate of 11.5%, has resulted in a goodwill impairment charge of £101.6m which is disclosed separately as an exceptional item within depreciation and other amounts written off tangible and intangible fixed assets.

b) The integration of the Tibbett & Britten Group following acquisition involved the closure of its group head office, the removal of overlapping regional management, and the commencement of the rationalisation of operating sites. Total reorganisation costs for the Tibbett and Britten Group and other acquired businesses include redundancy costs of £14.3m, provisions for onerous property lease contracts of £9.0m, professional fees of £2.3m, IT infrastructure alignment costs of £0.3m, and other costs of £2.5m included within other operating costs and redundant asset write-offs of £2.3m included within depreciation and other amounts written off tangible and intangible fixed assets.

c) During the year, the Group made a net profit on disposal of investments of £73.1m (2003: £8.6m), principally from the sale of its remaining investment in Sirva Inc.

Notes to the preliminary announcement (continued)

6 Finance income (net)

	2004 £m	2003 £m
Income from other fixed asset investments		
On ordinary activities	**0.1**	2.4
Exceptional income – arrears of preference dividends	**-**	6.3
	0.1	8.7
Net interest		
Other interest receivable and similar income		
Group interest receivable	**6.6**	5.5
Interest element of forward foreign currency contracts	**12.1**	9.3
Share of joint ventures' interest	**-**	0.1
	18.7	14.9
Interest payable and similar charges		
Interest on bank loans and overdrafts	**(15.5)**	(8.7)
Interest on other loans	**(13.2)**	(13.4)
Finance lease charges	**(1.1)**	(1.2)
	(29.8)	(23.3)
Exceptional interest charge		
Interest penalty on early termination of loans following the acquisition of Tibbett & Britten Group	**(2.9)**	-
	(32.7)	(23.3)
Net interest	**(14.0)**	(8.4)
Other finance income		
Net return on pension schemes	**34.7**	29.8

Notes to the preliminary announcement (continued)

7 Tax on profit on ordinary activities

	2004 £m	2003 £m
UK tax	**1.1**	13.2
Foreign tax	**23.7**	32.7
	24.8	45.9
The tax charge is analysed as follows:		
On ordinary activities before exceptional items and net return on pension schemes	**47.7**	41.6
On net return on pension schemes	**10.4**	8.9
On exceptional items	**(33.3)**	(4.6)
	24.8	45.9

8 Earnings per share

	2004			2003		
		Earnings per share			Earnings per share	
	Earnings £m	**Basic pence**	**Diluted pence**	Earnings £m	Basic pence	Diluted pence
Profit for the financial year	**66.2**	**22.4**	**22.3**	96.9	32.8	32.7
Add back						
Goodwill amortisation	**42.8**	**14.5**	**14.4**	29.3	9.9	9.8
Exceptional items	**67.2**	**22.8**	**22.6**	(0.1)	-	-
Tax on exceptional items	**(33.3)**	**(11.3)**	**(11.2)**	(4.6)	(1.5)	(1.5)
Minority interest on exceptional items	**0.3**	**0.1**	**0.1**	-	-	-
Underlying profit including net return on pension schemes	**143.2**	**48.5**	**48.2**	121.5	41.2	41.0
Less						
Net return on pension schemes	**(34.7)**	**(11.7)**	**(11.6)**	(29.8)	(10.1)	(10.1)
Tax on net return on pension schemes	**10.4**	**3.5**	**3.5**	8.9	3.0	3.0
Underlying profit[1] for the financial year	**118.9**	**40.3**	**40.1**	100.6	34.1	33.9

	2004 million	2003 million
Weighted average number of shares		
Basic average number of shares	**295.1**	295.3
Dilutive potential ordinary shares	**1.7**	1.4
Diluted average number of shares	**296.8**	296.7

1. Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax where applicable.

Basic earnings per share of 22.4p (2003: 32.8p) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £66.2m (2003: £96.9m) divided by 295.1m (2003: 295.3m) being the weighted average number of shares in issue during the year, excluding shares held by the Group in share scheme trusts.

Underlying profit for the financial year and the related earnings per share are provided in addition to the earnings per share required by FRS 14 because, in the opinion of the Directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

Notes to the preliminary announcement (continued)

9 Acquisitions

	Tibbett & Britten Group						
	Book value £m	Goodwill reversal £m	Adjustments £m	Joint Retail Logistics Ltd £m	Fair value to Group £m	Other acquisitions £m	**Total £m**
Goodwill	52.9	(52.9)	-	-	-	-	**-**
Tangible fixed assets	168.0	-	(9.1)	3.6	162.5	5.8	**168.3**
Investments	14.5	(6.1)	(0.2)	(1.4)	6.8	-	**6.8**
Net cash and loans	(125.4)	-	-	8.1	(117.3)	(2.3)	**(119.6)**
Other assets	249.2	-	(0.4)	6.2	255.0	61.3	**316.3**
Other liabilities	(242.8)	-	(9.8)	(14.9)	(267.5)	(55.4)	**(322.9)**
Provisions	(25.5)	-	(16.4)	(0.2)	(42.1)	(2.1)	**(44.2)**
Net pension assets and liabilities	(71.1)	-	(21.1)	-	(92.2)	-	**(92.2)**
Minority interests	(0.6)	-	-	-	(0.6)	-	**(0.6)**
	19.2	(59.0)	(57.0)	1.4	(95.4)	7.3	**(88.1)**
Transfer of Joint Retail Logistics Ltd from joint venture to subsidiary undertaking				(1.4)	(1.4)	-	**(1.4)**
Goodwill				-	437.4	35.8	**473.2**
Consideration and costs				-	**340.6**	**43.1**	**383.7**
Consideration comprised:							
Net cash paid and deferred consideration							
2004 acquisitions					332.9	37.6	**370.5**
Prior year acquisitions					-	5.5	**5.5**
Loan notes issued					7.7	-	**7.7**
					340.6	**43.1**	**383.7**

The book values of the assets and liabilities of Tibbett & Britten Group as shown above have been taken from its management accounts at the date of acquisition, unadjusted by Exel. The fair value adjustments are provisional figures which will be finalised in the 2005 financial statements following final review of the judgmental areas.

The fair value adjustments are principally:

a) Tangible fixed assets: The revaluation of freehold properties to market value on an existing use basis and the impairment of plant and equipment and computer software
b) Other assets: Debtors not recoverable offset by a deferred tax asset
c) Other liabilities: Unrecorded liabilities
d) Provisions: Further provisions including onerous property lease contracts, customer claims and litigation and uninsured losses
e) Pension liability: A roll forward of the Tibbett & Britten Group pension liabilities to the date of acquisition using Exel's financial and mortality assumptions, together with asset market values as at the same date.

10 Analysis of net debt

	At 1 Jan 2004 £m	Cash flow £m	Acquisitions £m	New leases £m	Non-cash movements £m	Exchange differences £m	At 31 Dec 2004 £m
Cash at bank and in hand	92.0	70.4				0.9	**163.3**
Overdrafts	(18.7)	(7.0)				(1.5)	**(27.2)**
	73.3	63.4				(0.6)	**136.1**
Loans	(219.6)	(208.7)	(112.0)	-	(0.2)	10.9	**(529.6)**
Finance leases	(18.3)	4.8	(11.7)	(2.2)	-	(0.2)	**(27.6)**
Current asset investments	12.3	1.8	0.2	-	-	(0.3)	**14.0**
Total	**(152.3)**	**(138.7)**	**(123.5)**	**(2.2)**	**(0.2)**	**9.8**	**(407.1)**

Notes to the preliminary announcement (continued)

11 Summary of second half results (unaudited)

	2004 Before exceptional items £m	2004 Exceptional items £m	2004 Total £m	2003 £m
Turnover				
Continuing operations	2,937.8	-	**2,937.8**	2,677.7
Acquisitions	784.8	-	**784.8**	-
	3,722.6	-	**3,722.6**	2,677.7
Operating profit				
Continuing operations	71.6	(101.6)	**(30.0)**	66.8
Acquisitions	8.6	(30.7)	**(22.1)**	-
Continuing operations before goodwill written off	107.1	-	**107.1**	82.7
Goodwill amortisation	(26.9)	-	**(26.9)**	(15.9)
Exceptional operating costs	-	(132.3)	**(132.3)**	-
Total operating profit	80.2	(132.3)	**(52.1)**	66.8
Loss on termination and disposals of discontinued operations	-	(5.2)	**(5.2)**	(11.2)
Loss on termination of businesses in continuing operations	-	-	**-**	(2.0)
Profit on disposals of fixed assets in continuing operations	-	24.2	**24.2**	6.1
Profit on ordinary activities before finance income	80.2	(113.3)	**(33.1)**	59.7
Income from other fixed asset investments				
On ordinary activities	-	-	**-**	2.4
Exceptional income	-	-	**-**	6.3
Interest on net debt	(9.1)	(2.9)	**(12.0)**	(3.7)
Net return on pension schemes	16.5	-	**16.5**	14.6
Underlying profit before tax [1]	98.0	-	**98.0**	81.4
Goodwill amortisation	(26.9)	-	**(26.9)**	(15.9)
Exceptional items	-	(116.2)	**(116.2)**	(0.8)
Net return on pension schemes	16.5	-	**16.5**	14.6
Profit on ordinary activities before taxation	87.6	(116.2)	**(28.6)**	79.3
Tax on profit on ordinary activities	(32.4)	31.2	**(1.2)**	(23.0)
Profit on ordinary activities after taxation	55.2	(85.0)	**(29.8)**	56.3
Equity minority interests	(1.6)	(0.8)	**(2.4)**	(3.6)
Profit for the financial period	53.6	(85.8)	**(32.2)**	52.7
Dividends	(61.1)	-	**(61.1)**	(49.7)
Transferred (from)/to reserves	**(7.5)**	**(85.8)**	**(93.3)**	3.0

	2004 pence	2003 pence
Basic earnings per share		
On profit for the financial period	**(10.9)**	17.8
On underlying profit[1] for the period	**23.4**	18.7
Diluted earnings per share		
On profit for the financial period	**(10.8)**	17.8
On underlying profit[1] for the period	**23.3**	18.6

1 Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax where applicable.

Notes to the preliminary announcement (continued)

12 Summary second half cash flow statement (unaudited)

		2004		2003
	£m	£m	£m	£m
Net cash inflow from operating activities		**283.6**		194.9
Dividends received from joint ventures and associates		**0.9**		2.7
Net cash outflow for returns on investments and servicing of finance		**(14.3)**		3.2
Taxation		**(35.3)**		(24.8)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(88.5)**		(60.3)	
Purchase of investments	**0.1**		0.1	
Sale of tangible fixed assets	**19.7**		19.7	
Sale of investments	**32.0**		26.0	
Net cash outflow for capital expenditure and financial investment		**(36.7)**		(14.5)
Free cash flow		**198.2**		161.5
Net cash outflow for acquisitions and disposals				
Purchase of businesses		**(327.7)**		(96.4)
Equity dividends paid		**(25.0)**		(23.2)
Net cash (outflow)/inflow before the use of liquid resources and financing		**(154.5)**		41.9
Net cash outflow from management of liquid resources				
Current asset investments		**(8.8)**		(7.5)
Net cash inflow/(outflow) from financing		**234.2**		(73.5)
Increase/(decrease) in cash		**70.9**		(39.1)

Summary second half reconciliation of operating profit to operating cash flow (unaudited)

	2004	2003
	£m	£m
Group operating profit	**(54.9)**	64.4
Depreciation	**69.6**	53.1
Goodwill amortisation and impairment	**128.5**	15.9
Exceptional operating costs	**30.7**	-
Loss on sale of tangible fixed assets	**0.9**	1.3
Pension service costs, non-cash	**17.4**	22.1
Executive share option schemes charge, non-cash	**2.4**	(0.2)
Movements in provisions	**16.7**	5.4
Movements in working capital	**94.5**	32.9
	305.8	194.9
Costs of reorganisation in continuing operations	**(22.2)**	-
Net cash inflow from operating activities	**283.6**	194.9

Notes to the preliminary announcement (continued)

13 Six months ended 31 December 2004 (unaudited)

Analysis of change in turnover

	2003 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	2004 £m
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	744.9	(0.2)	297.4	5.7	47.4	6.4 %	**1,095.2**
Mainland Europe, Middle East and Africa	219.4	(2.9)	188.2	37.2	(6.8)	(3.1) %	**435.1**
	964.3	(3.1)	485.6	42.9	40.6	4.2 %	**1,530.3**
Freight management							
UK and Ireland	109.9	(0.2)	-	-	17.3	15.8 %	**127.0**
Mainland Europe, Middle East and Africa	292.4	(4.5)	-	0.4	49.7	17.3 %	**338.0**
	402.3	(4.7)	-	0.4	67.0	16.9 %	**465.0**
Europe, Middle East and Africa	1,366.6	(7.8)	485.6	43.3	107.6	7.9 %	**1,995.3**
Americas							
Contract logistics	424.6	(39.8)	197.4	-	66.4	17.3 %	**648.6**
Freight management	416.8	(37.2)	-	-	47.9	12.6 %	**427.5**
	841.4	(77.0)	197.4	-	114.3	15.0 %	**1,076.1**
Asia Pacific							
Contract logistics	55.9	(2.4)	100.1	-	15.8	29.5 %	**169.4**
Freight management	360.5	(29.6)	-	-	83.3	25.2 %	**414.2**
	416.4	(32.0)	100.1	-	99.1	25.8 %	**583.6**
Total logistics							
Contract logistics	1,444.8	(45.3)	783.1	42.9	122.8	8.8 %	**2,348.3**
Freight management	1,179.6	(71.5)	-	0.4	198.2	17.9 %	**1,306.7**
	2,624.4	(116.8)	783.1	43.3	321.0	12.8 %	**3,655.0**
Environmental	53.3	-	1.7	0.3	12.3	23.1 %	**67.6**
Total	**2,677.7**	**(116.8)**	**784.8**	**43.6**	**333.3**	**13.0 %**	**3,722.6**

Notes to the preliminary announcement (continued)

13 Six months ended 31 December 2004 (unaudited)

Analysis of change in operating profit before goodwill and exceptional items

	2003 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	**2004 £m**
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	18.9	-	3.5	-	(4.4)	(23.3) %	**18.0**
Mainland Europe, Middle East and Africa	4.7	-	7.4	4.7	(3.1)	(66.0) %	**13.7**
	23.6	-	10.9	4.7	(7.5)	(31.8) %	**31.7**
Freight management							
UK and Ireland	1.5	-	-	-	1.0	66.7 %	**2.5**
Mainland Europe, Middle East and Africa	8.4	(0.4)	-	0.1	5.3	66.3 %	**13.4**
	9.9	(0.4)	-	0.1	6.3	66.3 %	**15.9**
Europe, Middle East and Africa	33.5	(0.4)	10.9	4.8	(1.2)	(3.6) %	**47.6**
Americas							
Contract logistics	22.3	(2.5)	3.1	-	3.8	19.2 %	**26.7**
Freight management	0.4	0.2	-	-	1.0	100+ %	**1.6**
	22.7	(2.3)	3.1	-	4.8	23.5 %	**28.3**
Asia Pacific							
Contract logistics	1.4	(0.2)	3.2	-	0.2	16.7 %	**4.6**
Freight management	17.6	(1.9)	0.8	-	1.5	9.6 %	**18.0**
	19.0	(2.1)	4.0	-	1.7	10.1 %	**22.6**
Total logistics							
Contract logistics	47.3	(2.7)	17.2	4.7	(3.5)	(7.8) %	**63.0**
Freight management	27.9	(2.1)	0.8	0.1	8.8	34.1 %	**35.5**
	75.2	(4.8)	18.0	4.8	5.3	7.5 %	**98.5**
Environmental	7.5	-	0.1	0.1	0.9	12.0 %	**8.6**
Continuing operations before goodwill	82.7	(4.8)	18.1	4.9	6.2	8.0 %	**107.1**
Goodwill amortisation	(15.9)	0.9	(9.5)	(2.4)	-	-	**(26.9)**
Total operating profit before exceptional items	**66.8**	**(3.9)**	**8.6**	**2.5**	**6.2**	**9.9 %**	**80.2**